**ARTICLES OF AMENDMENT**
**TO THE**
**AMENDED AND RESTATED ARTICLES OF INCORPORATION OF**
**NEW GENERATION BIOFUELS HOLDINGS, INC.**

1. The name of the corporation is New Generation Biofuels Holdings, Inc. (the "**Corporation**").

2. On December 28, 2010, the Board of Directors of the Corporation duly approved, subject to shareholder approval, these Articles of Amendment. Pursuant to Section 607.0705 of the Florida Business Corporation Act (the "**FBCA**"), the Board of Directors provided notice of a Special Meeting of the Shareholders of the Corporation to all Shareholders of the Corporation holding shares on December 30, 2010, for consideration of approval of the Articles of Amendment.

3. The Corporation held a special meeting on March 3, 2011, for the sole purpose of considering these Articles of Amendment. The number of votes cast in favor of the amendment by the Shareholders of the Corporation at the Special Meeting was sufficient for approval of the amendment.

4. These Articles of Amendment have been adopted pursuant to Section 607.1003 of the FBCA on March 3, 2011.

5. Article 3 – Capital Stock is deleted in its entirety and replaced with the following:

"ARTICLE III
Capital Stock

The maximum number of shares that this corporation shall be authorized to have outstanding at anytime shall be three hundred fifty million (350,000,000) shares of Common Stock at a par value of $.0001 per share upon which there are no preemptive rights. The Common Stock shall be paid for at such times as the Board of Directors may designate, in cash, real property, personal property, services, patents, leases, or any other valuable thing or right for the uses and purposes of the corporation, and shares of capital, which issued in exchange thereof shall thereupon and thereby become and be paid in full, the same as though paid in cash at par, and shall be non assessable forever, the judgment of the Board of Directors as to the value of the property, right or thing in exchange for capital stock shall be conclusive.

In addition, the Corporation shall have the authority to issue ten million (10,000,000) shares in blank check Preferred Stock at a par value of $.0001 per share. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series.

The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series."

6. The increase in the authorized shares of Common Stock shall become effective as of the date and time of filing of these Articles of Amendment with the Florida Department of State.

**IN WITNESS WHEREOF**, the undersigned duly authorized officer of the Corporation has executed this Amendment to the Amended and Restated Articles of Incorporation as of March 3, 2011.

By: David H. Goebel, Jr.

David H. Goebel, Jr.
Principal Executive Officer